03015437

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CW

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-19814

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECEIVED FEB 28 2003

NAME OF BROKER-DEALER:

HSBC Brokerage (USA), Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl F. Krebs 212-525-2690
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 18 2003 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue | New York | NY | 10017
(ADDRESS) Number and Street | City | State | Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Karl F. Krebs, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HSBC Brokerage (USA) Inc. as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARY R. THOMAS
Reg. # 01-4925554
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires 04/04/ 2006

Mary R. Thomas
Notary Public

Karl F. Krebs
Karl F. Krebs
Chief Financial Officer

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
HSBC Brokerage (USA), Inc.:

We have audited the accompanying statement of financial condition of HSBC Brokerage (USA), Inc. (the "Company") (an indirect wholly owned subsidiary of HSBC Holding plc) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HSBC Brokerage (USA), Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2003

HSBC BROKERAGE (USA), INC.
(An indirect wholly owned subsidiary of
HSBC Holdings plc)

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	25,856,623
Securities owned, at market value		34,806,529
Commission and other fees receivable		2,038,524
Receivable from clearing broker, net		1,667,921
Furniture and equipment (at cost, less accumulated depreciation of $2,090,400)		400,464
Deferred tax asset		50,915
Accrued interest receivable		69,859
	$	64,890,835

Liabilities and Stockholder's Equity

Liabilities:		
Payable to Parent	$	4,160,835
Securities sold not yet purchased, at market value		139,636
Accrued expenses and other liabilities		7,719,617
Accrued income taxes		21,229,615
Total liabilities		33,249,703
Stockholder's equity:		
Preferred stock, $100 par value; 5,000 shares authorized, 1,000 shares issued and outstanding		100,000
Common stock, $1 par value; 80,000 shares authorized, 70,000 shares issued and outstanding		70,000
Additional paid-in capital		11,628,465
Retained earnings		19,842,667
Total stockholder's equity		31,641,132
	$	64,890,835

See accompanying notes to financial statements.